

September 18, 2012

Via E-mail
Sam Dawson
Chief Executive Officer
Southside Bancshares, Inc.
1201 S. Beckham Avenue
Tyler, Texas 75701

> **Re:** **Southside Bancshares, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 000-12247**

Dear Mr. Dawson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors, page 18

1. We note your disclosure on page 83 that management concluded that your disclosure controls and procedures were not effective as of December 31, 2011 due to the fact that there was a material weakness in your internal control over financial reporting. We note also that management similarly concluded that your disclosure controls and procedures were not effective as of March 31, 2012 and June 30, 2012. In future filings, revise to include a discussion in Risk Factors that discloses the audit committee's determination in March of 2012 that the previously issued financial statements for each of the three first quarterly periods of 2011 should not have been relied upon and the resulting restatement

Sam Dawson
Southside Bancshares, Inc.
September 18, 2012
Page 2

of the financial statements for each of those periods. Please fully describe the errors made and discuss the reasons for the resulting conclusion that your disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2011, March 31, 2012 and June 30, 2012. Describe the risks to investors as a result of the restatement and your failure to maintain effective controls to date. Please also describe the risks that investors face going forward if you are unable to remediate the material weaknesses identified.

Item 9A. Controls and Procedures, page 83

2. In future filings, please explain in more detail the steps that management has taken, and will take, in order to ensure that your internal control over financial reporting and disclosure controls and procedures are effective going forward. Also, please tell us, and please revise future filings to disclose, whether the revelation that your review process failed with respect to your price valuation and FHLB advance option fees caused you to reevaluate the overall effectiveness of your review program and the quality of your effectiveness and deficiency determinations.

Transactions with Directors, Officers and Associates, page 32 of Definitive Proxy Statement on Schedule 14A

3. Please confirm that by "other persons" in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney